May 9, 2006

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Attention:  Michelle Anderson
                     Division of Corporation Finance

Re:	MISCOR Group, Ltd. Registration Statement on Form S-1 File No. 333-129354

Ladies and Gentlemen:

MISCOR Group, Ltd., the registrant in the above-referenced Registration Statement, hereby requests that effectiveness of such Registration Statement be accelerated and declared effective by the Securities and Exchange Commission as of 10:00 a.m. (Eastern time) on Friday, May 12, 2006, or as soon thereafter as practicable.

This confirms that the registrant is aware of its responsibilities under the Securities Act. The registrant hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there is no underwriter, and no commission is proposed to be paid, in connection with the offering, so no NASD review of underwriting compensation is required in connection with this offering.

MISCOR GROUP, LTD.

By:	/s/ Richard J. Mullin
Name:	Richard J. Mullin
Title:	Chief Financial Officer